HIVE BLOCKCHAIN TECHNOLOGIES LTD.

March 9, 2021

HIVE Blockchain Technologies Invites Investors to Webcast on
Cryptocurrencies and Gold

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) invites investors to listen to an exclusive webcast on the potentially beneficial role digital currencies and gold can play in investors’ portfolios. Hosted by ETF Trends, the webcast will be held on Wednesday, March 10, at 11:00 a.m. Pacific Time.

Webcast speakers will include Frank Holmes, CEO and Chief Investment Officer of U.S. Global Investors (NASDAQ:GROW) and Executive Chairman of HIVE; Darcy Daubaras, CFO of HIVE; and Mike McGlone, Senior Commodity Strategist at Bloomberg Intelligence. The webcast will be moderated by Tom Lydon, CEO of ETF Trends.

To register for the free event, click here.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.